Exhibit 99.1

15 November 2016
Midatech Pharma PLC
("Midatech" or the "Company")

Midatech selects MTR104 candidate for treatment of liver cancer

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, has today announced that, following intensive research over the past two years with its gold nanoparticle technology, it has selected its wholly-owned candidate compound, MTR104, to take into a formal IND-enabling programme during 2017, followed by human studies planned for 2018.

The programme is focused on advanced liver cancer where current chemotherapeutic treatment options are limited and the typical survival period is six months. Midatech is pursuing improved forms of cancer therapy based on combining marketed chemotherapeutic medicines with tumour-targeting molecules or peptides on the same nanoparticle-based conjugate.  The aim is to allow highly toxic drugs to be specifically targeted to and delivered at the tumour cells while sparing normal tissue, thereby reducing side effects and enhancing efficacy.

Commenting on this candidate selection, Jim Phillips, CEO of Midatech Pharma, remarked: “In-line with the internal development strategy as announced in conjunction with the Company’s recent fundraise, candidate selection of MTR104 follows a comprehensive research and development programme that included very encouraging targeting and tumour reduction data in the preclinical setting, and we are looking forward to progressing MTR104 through development into the clinic as we hope to make a difference for patients suffering from this severe disease.”

- Ends -
For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary-Jane Elliott / Ivar Milligan / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors
About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a US commercial operation marketing four cancer care supportive products, and co-promoting two others. Midatech's strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release and our proprietary gold nanoparticles. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.[110] staff in four countries. For further company information see: www.midatechpharma.com

About our gold nanoparticle (GNP) technology
The patented gold nanoparticle (GNP) technology has been developed to improve key parameters when bound to existing and new drugs. GNPs comprise of a core of gold metal atoms to which an organic layer of carbohydrates or glycans (e.g. glucose, galactose or lactose) are attached via gold-sulphur bonds. Linkers for therapeutic agents (e.g. small molecules and chemotherapeutics) and peptides (e.g. insulin) – are attached to the gold core during the self-formation process. This process involves intricate yet uncomplicated synthesis that produces multi-component particles that may deliver multiple drug molecules to the targeted site. The GNP platform has potential uses in Oncology, Immunology/ Auto-immunology and Neurology, amongst others.

Forward-Looking Statement
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.